UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No: ______)

                             FUN CITY POPCORN, INC.
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                ----------------
                         (Title of Class of Securities)

                                    36075R104
                                ----------------
                                 (CUSIP Number)

                                  Richard Stone
                               44 West 77th Street
                               New York, NY 10024
                                 (212) 682-0255
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

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CUSIP NO. 36075R104                                            Page 2 of 5 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard Stone
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                       (b)
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
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                          7     SOLE VOTING POWER

                                6,297,571 Shares of Common Stock
                    ------------------------------------------------------------
       NUMBER OF          8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY               0 Shares of Common Stock
       OWNED BY     ------------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                   6,297,571 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0 Shares of Common Stock
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,297,571 Shares of Common Stock
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
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14     TYPE OF REPORTING PERSON*

       IN
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

                                                               Page 3 of 5 Pages

                                  Schedule 13D

Item 1.  Security and Issuer.

      This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Fun City Popcorn, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Company"). The address of the principal executive office of the Company c/o Lev Pharmaceuticals, Inc. is 122 East 42nd Street, Suite 2606, New York, New York 10168.

Item 2.  Identity and Background.

      (a, b, c and f) This Statement is being filed by Richard Stone, a U.S. citizen (the "Reporting Person").

      (d and e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Company entered into an Agreement and Plan of Merger dated as of November 5, 2004, as amended December 8, 2004, (the "Merger Agreement"), with Lev Acquisition Corp., a Delaware corporation, which is a wholly owned subsidiary ("Merger Sub") and Lev Pharmaceuticals, Inc., a Delaware corporation ("Lev"). Pursuant to the Merger Agreement, Merger Sub merged with and into Lev, and the combined entity became a wholly-owned subsidiary of the Company (the "Merger"). The Merger was consummated on December 29, 2004. The information set forth in this Item 3 is qualified in its entirety by the provisions of (i) the Merger Agreement which is filed as Exhibit 2 hereto and incorporated by reference herein and (ii) Amendment No. 1 to the Merger Agreement which is filed as
Exhibit 3 hereto and incorporated by reference herein.

At the effective time of the Merger, each issued and outstanding common share of Lev (the "Lev Common Stock"), including shares of Lev Common Stock issuable upon exercise of outstanding options and warrants of Lev (other than shares of Lev not subject to cancellation in accordance with the Merger Agreement) converted into the right to receive one-fifth (1/5) of a share of Common Stock, and ..1904425 shares of convertible preferred stock, par value $0.01 per share of the Company (the "Preferred Stock"). Each share of Preferred Stock will be convertible into 13.940688 shares of Common Stock upon approval by the Company's stockholders of a Certificate of Amendment (the "Amendment") of the Articles of Incorporation which will increase the authorized Common Stock to 150,000,000 and the filing of the Amendment with the State of Nevada.

The Reporting Person received his shares of Common Stock and shares of Preferred Stock in connection with the Merger and the sole consideration for such securities paid by the Reporting Person was the shares of Lev Common Stock beneficially owned by the Reporting Person and tendered in the Merger.

Prior to the Merger, the Reporting Person beneficially owned 2,205,882 shares of Lev Common Stock. Upon consummation of the Merger, the Reporting Person was issued 441,176 shares of Common Stock and 420,094 shares of Preferred Stock.

Item 4.  Purpose of Transactions

         The Reporting Person currently intends to hold the shares of Common Stock of the Company for investment purposes. The Reporting Person has no current intention to purchase additional shares of Common Stock. Other than as discussed herein, the Reporting Person has no plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present

                                                               Page 4 of 5 Pages

capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of December 30, 2004, the Reporting Person owned the following securities of the Company:

         The Reporting Person may be deemed to be the beneficial owner of 6,297,571 shares of Common Stock representing 8.3% of the outstanding Common Stock. Such shares of Common Stock include (a) 441,176 shares of Common Stock and (b) 5,856,395 shares of Common Stock issuable upon conversion of 420,094 shares of Preferred Stock.

(b) The Reporting Person may be deemed to have sole voting and dispositive power over 6,297,571 shares of Common Stock.

(c) None in addition to the transactions described in Item 3.
(d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None in addition to the transactions described in Item 3.

Item 7. Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc. dated as of November 5, 2004 filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 10, 2004 and incorporated by reference herein.

         2. Amendment No. 1 to Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc. dated as of December 8, 2004 filed as Exhibit 2.2 to the Company's Annual Report on Form 10-KSB, filed on December 29, 2004 and incorporated by reference herein.

                                                               Page 5 of 5 Pages

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of January 10, 2005
                                                    /s/ Richard Stone
                                                    ----------------------------
                                                    Richard Stone